Writer’s Direct Dial: 414.277.5409
E-Mail: cwiener@quarles.com

August 20, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
DIVISION OF CORPORATION FINANCE
Mail Stop 7010

RE:	Finmetal Mining Ltd.
Form 10-KSB for the Year Ended December 31, 2006
Filed April 17, 2007
Form 10-KSB for the Year Ended December 31, 2007
Filed April 15, 2008
Response Letter Dated May 15, 2008
Response Letter dated July 2, 2008
File No. 000-51203

We write on behalf of Amazon Goldsands Ltd., formerly known as Finmetal Mining Ltd., (the "Company") in response to the comments received from the Commission in a letter dated August 14, 2008 regarding the Company's Form 10-KSB for the fiscal year ended December 31, 2006.  On behalf of the Company, we are providing the Commission this response letter

The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 10- KSB for the year Ended December 31, 2006

Stock based Compensation, page 32

1.
We note your response to comment three of our letter dated June 12, 2008.  Please clarify if the outstanding restricted common shares are contingently returnable.  If your restricted shares are returnable until the shares are vested, the shares would be excluded from the denominator in computing basic earnings per shares even if they have been issued.  Refer to paragraph 9 of SFAS 128.

August 20, 2008

In response to this comment, the Company discloses on a supplemental basis that the restricted shares referenced in this comment and in comment three of the Commission's letter dated June 12, 2008 are contingently returnable until these shares are vested.  After applying the guidance set forth in paragraph 9 of SFAS 128, the Company discloses that the denominator in computing basic earnings per share for the year ended December 31, 2006 should have been 18,355,411 and not 18,526,370 shares as was reported.  The Company notes that after revising the denominator in computing basic earnings per share to be consistent with the guidance set forth in paragraph 9 of SFAS 128, basic loss per share was unaffected and remained $0.14.

If you have any questions regarding this comment letter, please feel free to contact me at 414-277-5409.  Thank you.

Sincerely,

QUARLES & BRADY LLP

/s/  Chad J. Wiener
Chad J. Wiener